LASER PHOTONICS CORPORATION
1101 N. Keller Road, Suite G
Orlando, FL 32810

February 7, 2022

Via Edgar Correspondence
Thomas Jones, Esq.
Staff Attorney
Office of Manufacturing Division of Corporation Finance
Securities and Exchange Commission 100 F Street, N.E.
Washington, DC 20549

Re: Laser Photonics Corporation
Amendment No. 2 to Registration Statement on Form S-1
Filed January 19, 2022
File No. 333-261129

Dear Mr. Jones:

Laser Photonics Corporation (the “Company”) is transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 31, 2022, with respect to Amendment No. 2 to the registration statement on Form S1 (File No. 333261129) that was confidentially submitted to the Commission on Form DRS on July 28, 2021 and amended on September 29, 2021, December 23, 2021 and January 19, 2021 (the “Registration Statement”). This letter is being submitted together with the filing of the Company’s Amendment No. 3 to the Registration Statement on Form S1 (“Amendment No. 3”). The numbered paragraphs below correspond to the numbered comments in that letter. the Staff’s comments are presented in bold italics. We also respectfully advise the Staff that in light of current market conditions the offering has been modified from offering solely shares of the Company’s common stock to offering units consisting of one share of common stock and a warrant exercisable for five years to acquire shares of the Company’s common stock at the same offering price of $5.00 per unit.

Amendment No. 2 to Registration Statement on Form S-1 filed January 19, 2022 Facing Page

1.
Please mark the registration statement facing page in your next filing to identify the appropriate amendment number.

Response: We have marked the registration statement facing page to identify that it is Amendment No. 3.

If we fail to establish and maintain an effective system of internal controls, page 31

2.
We note your response to prior comment 7. Please ensure that you have updated the disclosure in this risk factor to the extent practicable. For example, provide disclosure about the reasons why your disclosure controls and procedures were not effective and the steps taken to address any material weakness. If your internal control over financial reporting was also not effective, then please address these risks as well. In this regard, we note the disclosure on page 22 of your Form 10-Q for the quarterly period ended June 30, 2021 that the officers concluded that your disclosure controls and procedures were not effective.

Response: We have addressed the reason for ineffective disclosure controls and procedures in our “Use of Proceeds” section by stating that we will be hiring a CFO, a controller and other personnel as part of our accounting team so that there will be a segregation of duties in terms of recording and reviewing financial transactions as opposed to one person serving in that dual role as is the case now. We respectfully advise the Staff that we believe that the risks associated with a lack of effective internal controls have been adequately addressed in our risk factor on page 31.

3.
To the extent you intend to use a portion of the proceeds from this offering to remedy the weakness in your disclosure controls and procedures, please discuss this in the “Use of Proceeds” section. If you have no plans to remedy the identified weakness, please disclose this in your risk factor.

Response: We expect to employ a CFO, controller and additional personnel to assist with the financial record keeping at an anticipated cost of $500,000 that we will take from the proceeds raised in this financing. We have disclosed this information in the “Use of Proceeds” section.

Executive Compensation, page 73

4.
We note your response to prior comment 2. Please continue to update the disclosure in this section to reflect the most recently completed fiscal year. For example, we note the disclosure on page 76 about awards to named executive officers during the fiscal years ended December 31, 2019 and December 31, 2020 and the disclosure on page 78 about compensation earned by or paid to directors for the fiscal year ended December 31, 2020.

Response: We have updated our disclosure in the Executive Compensation section to reflect that no compensation was earned by or paid to directors for the fiscal year ended December 31, 2021.

Certain Relationships and Related Party Transactions, page 79

5.
We note your response to prior comment 3. Please ensure that your determination of the amount reflects the average of your total assets for your last two fiscal years.

Response: We have revised the threshold amount for this disclosure to reflect the average of our total assets for the last two fiscal years.

Exhibit 23.1, page 97

6.
We note that the auditor’s consent refers to your prior amendment, “Form S1/A1.” Please obtain a revised consent that refers to the appropriate registration statement amendment.

Response: We have obtained a revised auditor’s consent that refers to Amendment No. 3.

If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Culhane Meadows PLLC at (301) 9102030 and by email at estern@cm.law. If you cannot reach him, please contact the undersigned at wtupuola@laserphotonics.com.

Sincerely, /s/ Wayne Tupuola Wayne Tupuola

Cc:
Ernest M. Stern, Esq., Culhane Meadows PLLC

Christopher J. Bellini, Esq., Cozen O’Connor

Seth Popick, Esq., Cozen O’Connor